North Atlantic Acquisition Corp.

93 Mill Street

Zone 5, Central Business District

Qormi CBD 5090, Malta

VIA EDGAR

January 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	North Atlantic Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 20, 2020

CIK No. 0001830063

Dear Ms. Majmudar:

North Atlantic Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 18, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on November 20, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted on November 20, 2020

Summary

Business Strategy, page 10

1.	You disclose that you intend to “identify and complete [your] initial business combination with a company that has an enterprise value in the range of $1 billion to $2 billion.” Please revise to explain how you plan to accomplish this goal, including a discussion of any financing methods and sources you intend to use in order to complete such a business combination in light of the significantly smaller amount of estimated net proceeds from this offering.

Response: The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (pages 6, 8, 82, 84 and 87) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 4, 2021

Risk Factors

In order to effectuate an initial business combination, special purpose acquisition companies have…page 58

2.	Expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you amend your charter or governing instruments to extend the time to consummate an initial business combination beyond the currently specified 24 months.

Response: The Company respectfully advises the Staff that it has revised disclosures in the Registration Statement (page 48) in response to the Staff’s comment.

Underwriting, page 155

3.	You state that if the initial business combination is not completed within 24 months, “the trustee and the underwriters have agreed that: (1) they will forfeit any rights or claims to their deferred underwriting discounts and commissions....” If any extensions to the 24-month deadline would impact this or other agreements or provisions, please provide revised disclosure to include the particulars in each case. For example, we note references to the private warrants expiring worthless at the 24-month mark.

Response: The Company respectfully advises the Staff that it has revised disclosures throughout the Registration Statement in response to the Staff’s comment.

*      *      *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Benjamin Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gary Quin
Name: Gary Quin
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Davis Polk & Wardwell LLP